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Follow-Up Materials

09045535

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
MAR 1 2 2009 E
THOMSON REUTERS

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ____________

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS: ____________

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00001 FISCAL YEAR: ____________

(03/94)

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2008
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2008, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	100,000,000	2.11	100.00	14-Oct-08	15-Oct-2009
BRL	16,500,000	9.80	100.00	21-Oct-08	21-Oct-2013
USD	1,250,000,000	3.25	In the case of USD1,000,000,000: 99.952% In the case of USD250,000,000: 100.439%	22-Oct-08	15-Nov-2011
AUD	60,000,000	0.50	65.476	23-Oct-08	23-Oct-2018
ZAR	423,860,000	9.76	100.00	12-Nov-08	12-Nov-2010
AUD	10,960,000	4.01	100.00	12-Nov-08	12-Nov-2010
TRY	54,000,000	0.50	74.50	12-Nov-08	15-Nov-2010
TRY	50,000,000	0.50	50.50	12-Nov-08	14-Nov-2013
USD	300,000,000	3.757	100.00	17-Nov-08	17-Nov-2016
TRY	22,000,000	0.50	50.70	19-Nov-08	20-Nov-2013
USD	300,000,000	3.13	100.00	21-Nov-08	21-Oct-2013
USD	300,000,000	3.035	100.00	25-Nov-08	25-Mar-2014
ZAR	105,000,000	8.52	99.97	26-Nov-08	18-Nov-2010
NZD	26,000,000	5.13	99.98	26-Nov-08	28-Nov-2011
USD	200,000,000	1.78	100.00	28-Nov-08	29-Nov-2010
BRL	18,000,000	0.50	67.00	18-Dec-08	19-Dec-2013
USD	50,000,000	Floating Rate	100.00	8-Dec-08	20-June-2018
EUR	20,000,000	Floating Rate	100.00	8-Dec-08	20-June-2018
USD	78,144,128	2.615 Amortizing	100.00	12-Dec-08	15-Mar-2037
USD	300,000,000	2.51	100.00	15-Dec-08	15-Dec-2014
BRL	7,000,000	8.10	100.00	18-Dec-08	19-Dec-2011
AUD	4,410,000	0.50	75.80	29-Dec-08	28-Dec-2018

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
ISK	17,000,000,000	11.50	5-Feb-2008	5-Feb-2009	15,130,900,000	29-Oct-2008

Annex B

ORDINARY CAPITAL
December 31, 2008

Ordinary Capital
Balance Sheet - As of December 31, 2008
(Expressed in thousands of United States dollars)

Assets			
Cash			$ 300,977
Investments			
Trading			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$ 3,449,023		
Time deposits and other obligations of banks	4,781,316		
Asset- and mortgage- backed and corporate securities	4,382,666	$ 12,613,005	
Held to maturity			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	3,262,201		
Time deposits and other obligations of banks	223,055		
Asset- and mortgage- backed, corporate securities and commercial paper	135,651	3,620,907	16,233,912
Loans outstanding (1)			
Total loans approved, less cancellations		147,521,744	
Less:			
Principal collected		(75,501,164)	
Writte offs		(129,080)	
Loans sold		(897,865)	
Undisbursed balance		(19,820,355)	
		51,173,280	
Allowance for loan losses		(136,416)	51,036,864
Accrued interest and other charges			
On investments		92,195	
On loans		563,993	
On swaps, net		42,630	698,818
Receivable from members			
Non-negotiable, non-interest bearing demand obligations		355,640	
Amounts required to maintain value of currency holdings		79,062	434,702
Currency and interest rate swaps			
Investments		1,659	
Loans		43,351	
Borrowings		3,415,398	3,460,408
Other Assets			
Property, improvements and equipment, at cost		533,847	
Less accumulated depreciation & amortization		(230,855)	
		302,992	
Unamortized borrowing costs		11,039	
Miscellaneous		30,374	344,405
Total assets			$ 72,510,086

(1) Excludes non-sovereign-guaranteed loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2008
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$ 47,290,799	
Unamortized discount		(2,667,121)	
Bond fair value adjustments		1,703,047	
		46,326,725	
Short term borrowings, net		3,067,093	$ 49,393,818
Currency and interest rate swaps			
Investments		9,891	
Loans		107,362	
Borrowings		1,799,581	1,916,834
Amounts payable to maintain value of currency holdings			383,410
Other liabilities			
Payable for investment securities purchased		155,825	
Accrued interest on borrowings		559,187	
Postretirement benefit liabilities		409,923	
Accounts payable and accrued expenses		247,128	1,372,063
Total liabilities			53,066,125
Equity			
Capital stock			
Subscribed - 8,367,264 shares		100,937,924	
Less callable portion		(96,598,538)	
Paid-in		4,339,386	
General reserve		11,981,131	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	*$ 1,019,959*		
Accumulated SFAS 158 adjustments	(560,261)		
Accumulated SFAS 133 adjustments	(1,754)	457,944	19,443,961
Total liabilities and equity			$ 72,510,086

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2008
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2008	2007	2008	2007
Income (loss)				
From loans				
- Interest	$ 203,312	$ 211,269	$ 2,300,918	$ 2,403,607
- Credit commissions	2,563	1,044	23,515	14,085
- Fees from private sector and emergency lending	2,450	771	30,884	18,264
	208,325	213,084	2,355,317	2,435,956
From investments	(188,260)	29,215	(973,580)	487,129
From other sources	(1,151)	332	10,881	18,798
Total income	18,914	242,631	1,392,618	2,941,883
Expenses				
Borrowing expenses	148,441	180,062	1,764,381	2,134,558
Administrative expenses	59,315	68,944	438,905	500,007
Special programs	12,986	10,178	68,421	37,103
Provision (credit) for loan and guarantee losses	47,361	3,590	92,993	(13,166)
Total expenses	268,103	262,774	2,364,700	2,658,502
Income (loss) before unrealized gain (loss) on non-trading derivatives and borrowings measured at fair value	(249,189)	(20,143)	(972,082)	283,381
Unrealized gain (loss) on non-trading derivatives and borrowings measured at fair value	(881,047)	(61,465)	950,213	(149,360)
Net income (loss)	(1,130,236)	(81,608)	(21,869)	134,021
General reserve, beginning of period	13,111,367	11,991,505	11,909,897	11,775,876
SFAS 159 Cumulative effect adjustment	-	-	93,103	-
General reserve, end of period	$ 11,981,131	$ 11,909,897	$ 11,981,131	$ 11,909,897

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2008
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2008	2007	2008	2007
Net income (loss)	$ (1,130,236)	$ (81,608)	$ (21,869)	$ 134,021
Other comprehensive income (loss):				
Translation adjustments				
General reserve	205,996	(12,600)	375,478	233,833
Special reserve	42,259	(1,644)	20,048	46,270
Total translation adjustments	248,255	(14,244)	395,526	280,103
Recognition of changes in Postretirement benefit assets	(1,371,448)	130,096	(1,371,448)	130,096
Reclassification to income - cash flow hedges	177	(380)	(3,505)	1,036
Total other comprehensive income (loss)	(1,123,016)	115,472	(979,427)	411,235
Comprehensive income (loss)	$ (2,253,252)	$ 33,864	$ (1,001,296)	$ 545,256

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2008
(Expressed in thousands of United States dollars)

	2008	2007
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (7,148,859)	$ (6,724,601)
Loan collections (net of participations)	4,740,237	5,265,278
Net cash used in lending activities	(2,408,622)	(1,459,323)
Gross purchases of held to maturity investments	(3,287,291)	(2,378,270)
Gross proceeds from maturities of held to maturity investments	3,299,383	2,458,923
Miscellaneous assets and liabilities	(26,477)	(21,859)
Net cash used in lending and investing activities	(2,423,007)	(1,400,529)
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	10,792,764	5,440,318
Repayments	(8,321,340)	(6,594,719)
Short term borrowings, net	881,395	1,550,700
Collections of receivable from members	4,729	5,282
Net cash provided by financing activities	3,357,548	401,581
Cash flows from operating activities		
Gross purchases of trading investments	(14,210,012)	(10,639,407)
Gross proceeds from sale or maturity of trading investments	12,259,021	10,761,424
Loan income collections	2,412,364	2,434,098
Interest and other costs of borrowings, after swaps	(1,414,564)	(1,953,102)
Income from investments	568,486	741,409
Other income	10,881	18,798
Administrative expenses	(431,792)	(433,420)
Special programs	(20,513)	(12,668)
Net cash (used in) provided by operating activities	(826,129)	917,132
Effect of exchange rate fluctuations on cash	(7,494)	5,991
Net increase (decrease) in cash	100,918	(75,825)
Cash, beginning of period	200,059	275,884
Cash, end of period	$ 300,977	$ 200,059
Reconciliation of Net income to net cash provided by (used in) operating activities:		
Net income (loss)	$ (21,869)	$ 134,021
Difference between amounts accrued and amounts paid or collected for:		
Loan income	57,047	(1,858)
Income from investments	(54,150)	(26,050)
Net unrealized loss (gain) on trading investments	1,596,216	280,330
Interest and other costs of borrowings, after swaps	349,817	181,456
Administrative expenses, including depreciation	7,113	66,587
Special programs	47,908	24,435
Unrealized (gain) loss on non-trading derivatives and borrowings measured at fair value	(950,213)	149,360
Net (increase) decrease in trading investments	(1,950,991)	122,017
Provision (credit) for loan and guarantee losses	92,993	(13,166)
Net cash (used in) provided by operating activities	$ (826,129)	$ 917,132
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (199,179)	$ 437,966
Held to maturity investments	(236,947)	346,629
Loans outstanding	805,629	583,049
Borrowings and related swaps	272,057	840,177
Receivable from members - net	259,643	(302,416)

INTERNATIONAL FINANCE CORPORATION

Condensed Consolidated Quarterly Financial Statements December 31, 2008 (Unaudited)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (unaudited)

Contents

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

as of December 31, 2008 (unaudited) and June 30, 2008 (unaudited)

(US$ millions)

	December 31	June 30
Assets		
Cash and due from banks	$ 348	$ 344
Time deposits	5,716	8,418
Trading securities - Notes B and M	13,383	12,346
Securities purchased under resale agreements	455	35
Investments - Notes C, D and M		
Loans ($251 - December 31, 2008 and $248 - June 30, 2008 at fair value) (net of reserves against losses of $1,035 - December 31, 2008 and $848 - June 30, 2008) - Notes C, D and M	14,928	14,381
Equity investments ($2,388 - December 31, 2008 and $4,702 - June 30, 2008 at fair value) - Notes C and M	4,788	7,318
Debt securities - Notes C and M	1,405	1,620
Total investments	21,121	23,319
Derivative assets - Note M	2,645	1,630
Receivables and other assets	3,702	3,379
Total assets	**$ 47,370**	**$ 49,471**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 5,161	$ 6,018
Borrowings outstanding - Note M		
From market sources ($20,869 - December 31, 2008 and $19,785 - June 30, 2008 at fair value) - Note M	21,250	20,207
From International Bank for Reconstruction and Development	52	54
Total borrowings	21,302	20,261
Derivative liabilities - Note M	1,917	1,408
Payables and other liabilities	3,242	3,523
Total liabilities	31,622	31,210
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each		
Subscribed	2,368	2,366
Less: Portion not yet paid	-	-
Total capital stock	2,368	2,366
Accumulated other comprehensive income	655	2,703
Retained earnings	12,725	13,192
Total capital	15,748	18,261
Total liabilities and capital	**$ 47,370**	**$ 49,471**

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three and six months ended December 31, 2008 (unaudited) and December 31, 2007 (unaudited)

(US$ millions)

	Three months ended December 31, 2008	Three months ended December 31, 2007	Six months ended December 31, 2008	Six months ended December 31, 2007
Income from loans and guarantees - Note D	$ 242	$ 289	$ 427	$ 570
(Provision for) release of provision for losses on loans and guarantees - Note D	(181)	20	(225)	(1)
(Loss) income from equity investments - Note F	(609)	458	(542)	928
(Loss) income from debt securities - Note E	(1)	42	(6)	70
Income from liquid asset trading activities - Note B	84	235	131	488
Charges on borrowings	(155)	(215)	(299)	(420)
(Loss) income from loans, guarantees, equity investments, debt securities and liquid asset trading activities, after (provision for) release of provision for losses on loans and guarantees and charges on borrowings	**(620)**	**829**	**(514)**	**1,635**
Other income				
Service fees	8	15	19	29
Other	30	16	55	26
Total other income	**38**	**31**	**74**	**55**
Other expenses				
Administrative expenses	168	148	334	286
Expense from pension and other postretirement benefit plans	8	-	17	-
Other	8	3	17	6
Total other expenses	**184**	**151**	**368**	**292**
Foreign currency transaction gains (losses) on non-trading activities	96	(26)	158	(53)
(Loss) income before expenditures for advisory services, expenditures for performance-based grants, grants to IDA and net unrealized gains on other non-trading financial instruments accounted for at fair value	**(670)**	**683**	**(650)**	**1,345**
Expenditures for advisory services - Note I	(24)	(13)	(80)	(48)
Expenditures for performance-based grants - Note I	(1)	(1)	(1)	(1)
Grants to IDA - Note I	(450)	-	(450)	-
(Loss) income before net unrealized gains on other non-trading financial instruments accounted for at fair value	**(1,145)**	**669**	**(1,181)**	**1,296**
Net unrealized gains on other non-trading financial instruments accounted for at fair value - Note G	606	35	714	29
Net (loss) income	**$ (539)**	**$ 704**	**$ (467)**	**$ 1,325**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three and six months ended December 31, 2008 (unaudited) and December 31, 2007 (unaudited)

(US$ millions)

	Three months ended December 31,		Six months ended December 31,	
	2008	2007	2008	2007
Net (loss) income	**$ (539)**	**$ 704**	**$ (467)**	**$ 1,325**
Other comprehensive (loss) income				
Net unrealized (losses) gains on debt securities arising during the period	(258)	40	(417)	80
Less: reclassification adjustment for realized gains included in net income	-	(30)	-	(42)
Add: reclassification adjustment for impairment write-downs included in net income	103	-	117	-
Net unrealized (losses) gains on debt securities	(155)	10	(300)	38
Net unrealized (losses) gains on equity investments arising during the period	(752)	222	(1,743)	1,007
Less: reclassification adjustment for realized gains included in net income	(124)	(45)	(268)	(91)
Add: reclassification adjustment for impairment write-downs included in net income	156	7	259	27
Net unrealized (losses) gains on equity investments	(720)	184	(1,752)	943
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	2	-	4	1
Other comprehensive (loss) income	(873)	194	(2,048)	982
Total comprehensive (loss) income	**$ (1,412)**	**$ 898**	**$ (2,515)**	**$ 2,307**

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the six months ended December 31, 2008 (unaudited) and December 31, 2007 (unaudited)

(US$ millions)

	Retained earnings			Accumulated other comprehensive income	Capital stock †	Total capital
	Undesignated	Designated	Total			
At June 30, 2008	**$ 12,366**	**$ 826**	**$ 13,192**	**$ 2,703**	**$ 2,366**	**$ 18,261**
Six months ended December 31, 2008						
Net loss	(467)		(467)			(467)
Other comprehensive loss			-	(2,048)		(2,048)
Expenditures against designated retained earnings - Note I	531	(531)	-			-
Payment received for capital stock subscribed			-		2	2
Designations of retained earnings - Note I	(550)	550	-			-
At December 31, 2008	**$ 11,880**	**$ 845**	**$ 12,725**	**$ 655**	**$ 2,368**	**$ 15,748**
At June 30, 2007	**$ 10,604**	**$ 606**	**$ 11,210**	**$ 442**	**$ 2,365**	**$ 14,017**
Cumulative effect of adoption of SFAS No. 157 - Note M			-	2,925		2,925
Cumulative effect of adoption of SFAS No. 159 - Note M	435		435	(2)		433
At June 30, 2007 after cumulative effect adjustments	**$ 11,039**	**$ 606**	**$ 11,645**	**$ 3,365**	**$ 2,365**	**$ 17,375**
Six months ended December 31, 2007						
Net income	1,325		1,325			1,325
Other comprehensive income			-	982		982
Expenditures against designated retained earnings - Note I	49	(49)	-			-
Designations of retained earnings - Note I	(870)	870	-			-
At December 31, 2007	**$ 11,543**	**$ 1,427**	**$ 12,970**	**$ 4,347**	**$ 2,365**	**$ 19,682**

† Capital stock includes payments received on account of pending subscriptions.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the six months ended December 31, 2008 (unaudited) and December 31, 2007 (unaudited)

(US$ millions)

	2008	2007
Cash flows from loans, equity securities and debt securities investment activities		
Loan disbursements	$ (2,645)	$ (2,322)
Investments in equity securities	(499)	(911)
Investments in debt securities	(134)	(719)
Loan repayments	1,200	1,408
Equity redemption	4	9
Debt securities repayments	2	2
Sales of equity investments	542	808
Sales of debt securities	1	37
Net cash used in loans, equity securities and debt securities investing activities	**(1,529)**	**(1,688)**
Cash flows from financing activities		
Proceeds from issuance of borrowings	2,661	2,707
Repayment of borrowings	(610)	(1,204)
Capital subscriptions	2	-
Net cash provided by financing activities	**2,053**	**1,503**
Cash flows from operating activities		
Net (loss) income	(467)	1,325
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Realized gains on equity sales	(364)	(639)
Realized gains on sales of debt securities	-	(42)
Unrealized losses (gains) on equity investments accounted for under the Fair Value Option	306	(121)
Unrealized losses (gains) on loans accounted for under the Fair Value Option	69	-
Equity investment impairment write-downs	793	24
Debt securities impairment write-downs	44	-
Provision for losses on loans and guarantees	225	1
Foreign currency transaction (gains) losses on non-trading activities	(158)	53
Net unrealized (gains) losses on other non-trading financial instruments accounted for at fair value	(714)	(29)
Change in accrued income on loans, time deposits and securities	(23)	(53)
Change in payables and other liabilities	(1,113)	(235)
Change in receivables and other assets	1,320	(986)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(2,956)	2,154
Net cash (used in) provided by operating activities	**(3,038)**	**1,452**
Change in cash and cash equivalents	(2,514)	1,267
Effect of exchange rate changes on cash and cash equivalents	(184)	22
Net change in cash and cash equivalents	(2,698)	1,289
Beginning cash and cash equivalents	8,762	5,361
Ending cash and cash equivalents	**$ 6,064**	**$ 6,650**
Composition of cash and cash equivalents		
Cash and due from banks	$ 348	$ 285
Time deposits	5,716	6,365
Total cash and cash equivalents	**$ 6,064**	**$ 6,650**
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ 549	$ (219)
Borrowings	(1,082)	483
Currency swaps	(4)	-
Charges on borrowings paid, net	288	408
Non-cash item:		
Loan and debt securities conversion to equity, net	9	30

The notes to the condensed consolidated financial statements are an integral part of these statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The condensed consolidated financial statements include the financial statements of IFC and two variable interest entities (VIEs) (see Note L). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP).

Condensed consolidated financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

The condensed consolidated financial statements are presented in a manner consistent with IFC's audited consolidated financial statements as of and for the year ended June 30, 2008 and, in the opinion of the management, all adjustments (consisting generally of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The condensed consolidated balance sheet as of June 30, 2008, included for comparative purposes only, is derived from those audited consolidated financial statements. For further information, refer to the consolidated financial statements and notes thereto included in IFC's Annual Report for the fiscal year ended June 30, 2008.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2009.

Use of estimates – The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments) and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied. See Note M for more information on IFC's use of fair value measurements.

Fair Value Option and Fair Value Measurements – IFC adopted the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities* (SFAS No. 159 or the Fair Value Option) as of July 1, 2007 and elected to apply the Fair Value Option to the following financial assets and financial liabilities existing at the time of adoption and entered into during the year ended June 30, 2008 and the six months ended December 31, 2008:

(i) direct equity investments in which IFC has significant influence and other financial interests (e.g. loans) to such investees;

(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Corporations (LLCs) that maintain specific ownership accounts and loans or guarantees to such investees; and

(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

The reasons for electing the Fair Value Option for these financial assets and financial liabilities and more information about the adoption of SFAS No. 159 are discussed in more detail in Note M.

IFC also adopted SFAS No. 157, *Fair Value Measurements (SFAS No. 157)* effective July 1, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. Pursuant to the adoption of SFAS No. 157, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income. Further disclosures of fair value measurements are provided in Note M.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Translation of currencies – Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at December 31, 2008 and June 30, 2008. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Effective July 1, 2007, certain loans are carried at fair value in accordance with the Fair Value Option as noted above and as discussed in more detail in Note M. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the condensed consolidated income statement.

IFC enters into loans with income participation, prepayment and conversion features; these features are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Net loan origination costs and fees are amortized over the estimated life of the originated loan to which the fees relate. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both probable losses already identified (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Effective July 1, 2007, equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. As noted above under "Fair Value Option and Fair Value Measurements", also effective July 1, 2007, direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence (and prior to July 1, 2007 certain investments representing more than 20% ownership) and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Prior to July 1, 2007, IFC's investments in companies where it had significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts were accounted for under the equity method.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. For equity investments accounted for as available-for-sale, other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Impairment of debt securities – Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary unless IFC is able to demonstrate it has the ability and intent to hold the debt security for the period for which recovery is anticipated. Debt securities that are impaired and for which the impairment is deemed to be other than temporary are written down to the impaired value, which becomes the new cost basis in the debt security. Other than temporary impairments are recognized in net income. Subsequent increases in the fair value of debt securities are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient organization disburses the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its condensed consolidated balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include long and short positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Effective July 1, 2007, substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net unrealized gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Prior to July 1, 2007, where borrowings were part of a designated hedging relationship employing derivative instruments, the carrying amount was adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks were reported in net unrealized gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement. All other borrowings were recorded at the amount repayable at maturity, adjusted for unamortized premiums and unaccreted discounts.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net unrealized gains and

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

losses on other non-trading financial instruments accounted for at fair value.

Prior to July 1, 2007, IFC designated certain hedging relationships in its borrowing activities as fair value hedges. For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument were reported in net unrealized gains and losses on other non-trading financial instruments accounted for at fair value, together with offsetting fair value gains or losses on the hedged item that were attributable to the risk being hedged. IFC generally matches the terms of its derivatives with the terms of the specific underlying borrowing hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument differed. The resulting ineffectiveness calculated for such relationships was recorded in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement. Fair value gains and losses on derivative instruments not in the liquid asset portfolio and not qualifying as a hedge were reported in the net unrealized gains and losses on other non-trading financial instruments accounted for at fair value.

IFC has not designated any hedging relationships as cash flow hedges and subsequent to June 30, 2007, IFC has not designated any hedging relationships as fair value hedges.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the condensed consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. Prior to July 1, 2007 IFC designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There were a small number of fair value-like and cash flow-like hedging transactions for which no hedge relationships were designated. Effective July 1, 2007, IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement. Subsequent to June 30, 2007, these items are no longer designated as hedges.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedges.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note L provides further details regarding IFC's variable interests in VIEs.

Accounting and financial reporting developments – During the year ended June 30, 2006, IFC changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, IFC began amortizing loan origination fees and costs on an effective yield basis.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which was the year ended June 30, 2008 for IFC. The adoption of SFAS No. 155 and SFAS No. 156 did not have a material impact on the financial position, results of operations or cash flow of IFC.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (SFAS No. 158). SFAS No. 158 requires employers to recognize on their balance sheet the funded status of their defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligations, and to recognize as part of Other Comprehensive Income the gains and losses and prior service costs or credits that arise during the period to the extent they are not recognized as components of the net periodic benefit cost. Additionally, upon adoption, SFAS No. 158 requires the unrecognized net actuarial gain or loss and the unrecognized prior service cost to be recognized in Accumulated Other Comprehensive Income and that these amounts be adjusted as they are subsequently recognized as components of net periodic benefit cost, based upon the current amortization and recognition requirements of SFAS No. 87, *Employers' Accounting for Pensions* (SFAS No. 87) and SFAS No. 106, *Employers' Accounting for Postretirement Benefits* (SFAS No. 106). SFAS No. 158 was adopted in IFC's consolidated financial statements as of June 30, 2007.

In June 2007, the American institute of Certified Public Accountants (AICPA) issued Statement of Position No. 07-1 (SOP No 07-1), *Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies*. SOP No. 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide for Investment Companies (the Guide). Investment Companies that are within the scope of the Guide report investments at fair value. Effective December 15, 2007, FASB deferred indefinitely the effective date of SOP No. 07-1. IFC continues to evaluate the provisions of SOP No. 07-1.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS No. 141(R)). SFAS No. 141(R) replaces SFAS No. 141, *Business Combination*, but retains its fundamental requirement that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and for the acquirer to be identified for each business combination. Among other things, SFAS No. 141(R) requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date measured at their fair values, with limited exceptions. SFAS No. 141(R) requires acquisition related costs to be recognized separately from the acquisition. Acquirers in a step acquisition must recognize the identifiable assets and liabilities, as well as the full amount of the non-controlling interests in the acquiree, at the full amounts of their fair value under SFAS No. 141(R). SFAS No. 141(R) is effective prospectively to business combinations/acquisitions on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 151* (SFAS No. 160). SFAS No. 160 clarifies that non-controlling interests in a consolidated entity should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts attributable to both the parent and the non-controlling interest and disclosure on the consolidated statement of income of the amounts of income attributable to the parent and to the non-controlling interest. SFAS No. 160 clarifies that all changes in a parent's ownership interest that do not result in loss of control are equity

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

transactions and requires that a parent recognize gain or loss when a subsidiary is deconsolidated. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). SFAS No. 161 requires enhanced disclosures about derivatives and hedging activities to enable a better understanding of their effects on the reporting entity's financial position, financial performance, and cash flows. It is effective for the first set of financial statements for a reporting period, annual or interim, that begins after November 15, 2008, which is the three months ending March 31, 2009 for IFC.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in accordance with US GAAP. SFAS No. 162 was effective November 15, 2008. Adoption of SFAS No. 162 did not have a material impact on IFC's financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 163, *Accounting for Financial Guarantee Insurance contracts – an interpretation of FASB Statement No. 60.* SFAS No. 163 requires insurance enterprises that issue financial guarantee contracts to initially recognize the premium received as unearned premium revenue and to recognize that premium revenue over the period in which the protection is provided and in proportion to it. It also requires recognition of a claim liability before an event of default if there is evidence that credit deterioration of the guaranteed obligation has occurred. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS No. 163 is not expected to apply to IFC.

On October 10, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, *Determining the Fair Value of a Financial Asset When a Market for That Asset Is Not Active* (FSP FAS 157-3). FAP FAS 157-3 was effective upon its release and clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 did not have a material impact on the financial position, results of operations or cash flow of IFC.

On September 12, 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective date of FASB Statement No. 161* (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 amends SFAS No. 133 to require a seller of credit derivatives, including credit derivatives embedded in hybrid instruments, to provide disclosures for each credit derivative (or group of similar credit derivatives) for each statement of financial position presented and clarifies the effective date for SFAS No. 161 (see fourth preceding paragraph above for effective date of SFAS No. 161). FSP FAS 133-1 and FIN 45-4 is effective for annual or interim reporting periods ending after November 15, 2008, which is the three months ended December 31, 2008 for IFC.

On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* (FSP FAS 140-4 and FIN 46(R)-8). FSP 140-4 and FIN 46(R)-8 requires additional disclosures about transfers of financial assets and an enterprise's involvement with VIEs, including Qualifying Special Purpose Entities (QSPEs). Transferors of financial assets must disclose (1) the terms of any arrangements that could require them to provide financial or other support to a transferee (including VIEs and nontransferor QSPEs for which the transferor is the primary beneficiary, sponsor or servicer or in which the transferor has a significant variable interest) and (2) the type and amount of financial or other support provided during the period to those tansferees that was not contractually required and the reasons for providing it. FSP FAS 140-4 and FIN 46(R)-8 also requires disclosure of (1) the details of any Special Purpose Entities (SPEs) involved in a transfer, including the nature, purpose, size, and activities of the SPE, and how it was financed, (2) with respect to VIEs (a) the method of determining whether an enterprise is the primary beneficiary of a VIE, including significant judgments and assumptions made, and (b) whether the consolidation conclusion has changed in the most recent financial statements, (3) with respect to QSPEs for which the enterprise is the sponsor or the servicer (a) details about the QSPE including the nature, purpose, size, and activities of the QSPE, and how it is financed, and (b) the enterprise's maximum exposure to loss as a result of its involvement with the QSPE, and (4) how servicing assets and liabilities are reported under FAS 140. FSP FAS 140-4 and FIN 46(R)-8 is effective for the first interim or fiscal reporting period ending after December 15, 2008, which is the three months ended December 31, 2008 for IFC.

On January 12, 2009, the FASB issued FSP EITF 99-20-1, *Amendments to Impairment Guidance of EITF Issue No. 99-20* (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment model in EITF 99-20 for certain investments in securitized financial assets to remove its exclusive reliance on "market participant" estimates of future cash flows used in determining fair value, thus allowing the reporting entity to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred with respect to those investments. FSP EITF 99-20-1 was effective for interim and annual reporting periods ending after December 15, 2008 (three months ended December 31, 2008 for IFC) and did not have a material impact on the financial position, results of operations or cash flow of IFC.

In addition, during the six months ended December 31, 2008, the FASB issued and/or approved various FASB Staff Positions (FSP), EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and Accounting Principles Board (APB) Opinions. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – INCOME FROM LIQUID ASSET TRADING PORTFOLIO

Income from the liquid asset trading portfolio for the three and six months ended December 31, 2008 and 2007 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2008	2007	2008	2007
Interest income	$ 155	$ 178	$ 290	$ 350
Net (losses) gains on trading activities:				
Realized gains	109	37	142	21
Unrealized (losses) gains	(177)	15	(296)	97
Net (losses) gains on trading activities	(68)	52	(154)	118
Foreign currency transaction (losses) gains	(3)	5	(5)	20
Total income from liquid asset portfolio	**$ 84**	**$ 235**	**$ 131**	**$ 488**

Net (losses) gains on trading activities comprise net losses on asset-backed and mortgage-backed securities of $374 million and $519 million for the three and six months ended December 31, 2008 ($88 million and $154 million losses - three and six months ended December 31, 2007) and net gains on other trading securities of $306 million and $365 million for the three and six months ended December 31, 2008 ($140 million and $272 million gains - three and six months ended December 31, 2007).

Trading securities at December 31, 2008 includes securities with a fair value of $648 million which are rated less than triple-A by one or more Rating Agencies ($243 million - June 30, 2008).

NOTE C – INVESTMENTS

The carrying value of investments at December 31, 2008 and June 30, 2008 comprises (US$ millions):

	December 31, 2008	June 30, 2008
Loans		
Loans at amortized cost	$ 15,712	$ 14,981
Less: Reserve against losses on loans	(1,035)	(848)
Net loans	14,677	14,133
Loans at fair value (outstanding principal balance $338 - December 31, 2008, $266 - June 30, 2008)	251	248
Total Loans	**14,928**	**14,381**
Equity investments		
Equity investments at cost less impairment	2,400	2,616
Equity investments accounted for at fair value as available-for-sale (cost $789 - December 31, 2008, $1,146 - June 30, 2008)	1,415	3,573
Equity investments accounted for at fair value in accordance with the Fair Value Option (cost $705 - December 31, 2008, $555 - June 30, 2008)	973	1,129
Total equity investments	**4,788**	**7,318**
Debt securities		
Debt securities at fair value (amortized cost $1,397 - December 31, 2008, $1,514 - June 30, 2008)	1,405	1,620
Total debt securities	**1,405**	**1,620**
Total carrying value of investments	**$ 21,121**	**$ 23,319**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The fair value of the equity investment and debt securities portfolios, including related derivatives, at December 31, 2008 and June 30, 2008 is summarized as follows (US$ millions):

December 31, 2008	Equity investments			Debt securities					
	Direct ownership investments	Indirect ownership investments	Total equity investments	Preferred shares	Corporate debt securities	Asset-backed securities	Other	Total debt securities	Total
Total disbursed portfolio	$ 3,320	$ 567	$ 3,887	$ 227	$ 1,002	$ 99	$ 69	$ 1,397	$ 5,284
Unrealized gains on equity investments held by consolidated VIEs		7	7					-	7
Unrealized gains on equity investments accounted for at fair value as available-for-sale	626	-	626					-	626
Unrealized gains on equity investments accounted for at fair value in accordance with the Fair Value Option	120	148	268					-	268
Unrealized gains (losses) on debt securities at fair value			-	79	(67)	(6)	2	8	8
Balance sheet carrying value	$ 4,066	$ 722	$ 4,788	$ 306	$ 935	$ 93	$ 71	$ 1,405	$ 6,193
Fair value of equity investments - related derivatives included in derivative assets	202		202				9	9	211
Balance sheet carrying value, including related derivatives	$ 4,268	$ 722	$ 4,990	$ 306	$ 935	$ 93	$ 80	$ 1,414	$ 6,404
Unrealized gains on equity investments at cost less impairment	1,982	13	1,995					-	1,995
Fair value, including related derivatives	$ 6,250	$ 735	$ 6,985	$ 306	$ 935	$ 93	$ 80	$ 1,414	$ 8,399

June 30, 2008	Equity investments			Debt securities					
	Direct ownership investments	Indirect ownership investments	Total equity investments	Preferred shares	Corporate debt securities	Asset-backed securities	Other	Total debt securities	Total
Total disbursed portfolio	$ 3,789	$ 508	$ 4,297	$ 145	$ 1,180	$ 106	$ 83	$ 1,514	$ 5,811
Unrealized gains on equity investments held by consolidated VIEs		20	20					-	20
Unrealized gains on equity investments accounted for at fair value as available-for-sale	2,422	5	2,427					-	2,427
Unrealized gains on equity investments accounted for at fair value in accordance with the Fair Value Option	280	294	574					-	574
Unrealized gains (losses) on debt securities at fair value			-	121	2		(17)	106	106
Balance sheet carrying value	$ 6,491	$ 827	$ 7,318	$ 266	$ 1,182	$ 106	$ 66	$ 1,620	$ 8,938
Fair value of equity investments - related derivatives included in derivative assets	92		92				26	26	118
Fair value of equity investments - related derivatives included in derivative liabilities	(13)		(13)					-	(13)
Balance sheet carrying value, including related derivatives	$ 6,570	$ 827	$ 7,397	$ 266	$ 1,182	$ 106	$ 92	$ 1,646	$ 9,043
Unrealized gains on equity investments at cost less impairment	3,661		3,661					-	3,661
Fair value, including related derivatives	$ 10,231	$ 827	$ 11,058	$ 266	$ 1,182	$ 106	$ 92	$ 1,646	$ 12,704

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE D – LOANS AND GUARANTEES

Loans

Loans on which the accrual of interest has been discontinued amounted to $359 million at December 31, 2008 ($369 million - June 30, 2008). Interest income not recognized on nonaccruing loans during the three months ended December 31, 2008 totaled $9 million ($31 million - three months ended December 31, 2007) and $16 million during the six months ended December 31, 2008 ($42 million - six months ended December 31, 2007). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the three months ended December 31, 2008 was $3 million ($4 million - three months ended December 31, 2007) and $6 million during the six months ended December 31, 2008 ($7 million - six months ended December 31, 2007) on a cash basis.

Income from loans and guarantees for the three and six months ended December 31, 2008 and 2007 comprises (US$ millions):

	Three months ended December 31, 2008	Three months ended December 31, 2007	Six months ended December 31, 2008	Six months ended December 31, 2007
Interest income	$ 248	$ 270	$ 466	$ 528
Commitment fees	7	7	15	14
Other financial fees	8	13	15	28
Unrealized losses on loans accounted for under the Fair Value Option	(21)	(1)	(69)	-
Income from loans and guarantees	$ 242	$ 289	$ 427	$ 570

Changes in the reserve against losses on loans for the six months ended December 31, 2008 and the year ended June 30, 2008 are summarized below (US$ millions):

	Six months ended December 31, 2008			Year ended June 30, 2008		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 219	$ 629	$ 848	$ 291	$ 541	$ 832
Provision for (release of provision for) losses on loans	49	178	227	(34)	71	37
Write-offs	(27)	-	(27)	(47)	-	(47)
Recoveries of previously written-off loans	10	-	10	8	-	8
Foreign currency translation adjustments	(1)	(23)	(24)	5	17	22
Other adjustments	1	-	1	(4)	-	(4)
Ending balance	$ 251	$ 784	$ 1,035	$ 219	$ 629	$ 848

Provision for (release of provision for) losses on loans and guarantees in the condensed consolidated income statement for the three months ended December 31, 2008 includes $3 million release to income in respect of guarantees ($0 - three months ended December 31, 2007) and $2 million release to income for the six months ended December 31, 2008 ($1 million charge to income - six months ended December 31, 2007). At December 31, 2008 the accumulated reserve against losses on guarantees, included in the condensed consolidated balance sheet in payables and other liabilities, was $15 million ($17 million - June 30, 2008). Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

Guarantees

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for a client's financial obligations in the event of default by a client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at December 31, 2008 totaled $1,927 million ($1,924 million - June 30, 2008). Guarantees of $1,249 million that were outstanding (i.e., not called) at December 31, 2008 ($1,141 million - June 30, 2008), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – DEBT SECURITIES

(Loss) income from debt securities accounted for as available-for-sale for the three and six months ended December 31, 2008 and 2007 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2008	2007	2008	2007
Interest income	$ 22	$ 9	$ 36	$ 23
Realized gains on sales of debt securities	-	30	-	42
Dividends	2	3	2	5
Debt securities impairment write-downs	(30)	-	(44)	-
Unrealized gains on debt securities at fair value	5	-	-	-
Total (loss) income from debt securities	$ (1)	$ 42	$ (6)	$ 70

Realized gains on sales of debt securities includes gains on non-monetary exchanges and recoveries.

NOTE F – EQUITY INVESTMENTS

(Loss) income from equity investments for the three and six months ended December 31, 2008 and 2007 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2008	2007	2008	2007
Realized gains on equity sales	$ 165	$ 261	$ 364	$ 639
Unrealized (losses) gains on equity investments accounted for at fair value in accordance with the Fair Value Option	(257)	102	(306)	121
Dividends and profit participations	69	105	193	199
Write-downs on equity investments at cost less impairment	(429)	(2)	(534)	3
Write-downs on equity investments accounted for at fair value as available-for-sale	(156)	(7)	(259)	(27)
Custody, fees and other	(1)	(1)	-	(7)
Total (loss) income from equity investments	$ (609)	$ 458	$ (542)	$ 928

Realized gains on equity sales includes gains on non-monetary exchanges and recoveries, and are net of losses on sales of equity investments.

Dividends and profit participations for the three months ended December 31, 2008 includes $11 million ($19 million - three months ended December 31, 2007) and $36 million for the six months ended December 31, 2008 ($32 million - six months ended December 31, 2007) of receipts received in freely convertible currency, net of cash disbursements, in respect of investments accounted for under the cost recovery method, for which cost has been fully recovered.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – NET UNREALIZED GAINS ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains on other non-trading financial instruments accounted for at fair value for the three and six months ended December 31, 2008 and 2007 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2008	2007	2008	2007
Unrealized losses on market borrowings accounted for at fair value:				
Credit risk component	$ 1,069	$ 146	$ 1,174	$ 35
Interest rate, foreign exchange and other component	(1,365)	(340)	(1,270)	(404)
Total unrealized losses on market borrowings	(296)	(194)	(96)	(369)
Unrealized gains on derivatives associated with market borrowings	1,052	204	937	381
Net unrealized gains on market borrowings and associated derivatives	756	10	841	12
Unrealized losses on derivatives associated with loans	(173)	(31)	(131)	(44)
Unrealized gains on derivative associated with equity investments	91	56	105	61
Valuation adjustments related to derivative counterparty credit risk and LIBOR basis risk	(68)	-	(101)	-
Net unrealized gains on other non-trading financial instruments accounted for at fair value	**$ 606**	**$ 35**	**$ 714**	**$ 29**

As discussed in Note A, market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivative primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized gains on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTE H – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of significant accounting and related policies."

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

An analysis of IFC's major components of income and expense by business segment for the three and six months ended December 31, 2008 and 2007 is given below (US$ millions):

	Three months ended December 31,					
	2008			2007		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 238	$ 4	$ 242	$ 289	$ -	$ 289
(Provision for) release of provision for losses on loans and guarantees	(181)	-	(181)	20	-	20
(Loss) income from equity investments	(609)	-	(609)	458	-	458
(Loss) income from debt securities	(1)	-	(1)	42	-	42
Income from liquid asset trading activities	-	84	84	-	235	235
Charges on borrowings	(113)	(42)	(155)	(148)	(67)	(215)
(Loss) income from loans, guarantees, equity investments debt securities and liquid asset trading activities, after (provision for) release of provision for losses on loans and guarantees and charges on borrowings	**(666)**	**46**	**(620)**	**661**	**168**	**829**
Other income	38	-	38	31	-	31
Other expenses	(181)	(3)	(184)	(149)	(2)	(151)
Foreign currency transaction gains (losses) on non-trading activities	99	(3)	96	(31)	5	(26)
Expenditures for advisory services and performance-based grants and grants to IDA	(475)	-	(475)	(14)	-	(14)
Net unrealized gains (losses) on other non-trading financial instruments accounted for at fair value	(82)	688	606	25	10	35
Net (loss) income	**$ (1,267)**	**$ 728**	**$ (539)**	**$ 523**	**$ 181**	**$ 704**

	Six months ended December 31,					
	2008			2007		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 419	$ 8	$ 427	$ 570	$ -	$ 570
Provision for losses on loans and guarantees	(225)	-	(225)	(1)	-	(1)
(Loss) income from equity investments	(542)	-	(542)	928	-	928
(Loss) income from debt securities	(6)	-	(6)	70	-	70
Income from liquid asset trading activities	-	131	131	-	488	488
Charges on borrowings	(207)	(92)	(299)	(291)	(129)	(420)
(Loss) income from loans, guarantees, equity investments debt securities and liquid asset trading activities, after (provision for) release of provision for losses on loans and guarantees and charges on borrowings	**(561)**	**47**	**(514)**	**1,276**	**359**	**1,635**
Other income	74	-	74	55	-	55
Other expenses	(363)	(5)	(368)	(288)	(4)	(292)
Foreign currency transaction gains (losses) on non-trading activities	163	(5)	158	(73)	20	(53)
Expenditures for advisory services and performance-based grants and grants to IDA	(531)	-	(531)	(49)	-	(49)
Net gains (losses) on other non-trading financial instruments accounted for at fair value	(26)	740	714	17	12	29
Net (loss) income	**$ (1,244)**	**$ 777**	**$ (467)**	**$ 938**	**$ 387**	**$ 1,325**

NOTE I – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $750 million for advisory services. IFC had recognized cumulative expenditures of $312 million through June 30, 2008. At June 30, 2008, retained earnings designated for advisory services totaled $438 million. On August 7, 2008, IFC's Board of Directors approved the designation of $100 million of IFC's retained earnings for advisory services, which was noted with approval by IFC's Board of Governors on October 13, 2008. IFC has recorded expenditures for advisory services totaling $24 million for the three months ended December 31, 2008 ($13 million - three months ended December 31, 2007) and $80 million for the six months ended December 31, 2008 ($48 million - six months ended December 31, 2007). At December 31, 2008, retained earnings designated for advisory services totaled $458 million.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $250 million for performance-based grants. IFC has recognized cumulative expenditures of $62 million through June 30, 2008. At June 30, 2008, retained earnings designated for performance-based grants totaled $188 million. IFC has recorded expenditure for performance-based grants totaling $1 million for the three months ended December 31, 2008 ($1 million - three months ended December 31, 2007) and $1 million for the six months ended December 31, 2008 ($1 million - six months ended December 31, 2007). At December 31, 2008, retained earnings designated for performance-based grants totaled $187 million.

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $100 million for a Global Infrastructure Project Development Fund and $100 million for micro equity funds for Small and Medium Enterprise development in IDA countries. IFC has not recorded any expenditure for these designations in the three and six months ended December 31, 2008 or the three and six months ended December 31, 2007.

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $650 million for grants to IDA for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement. IFC had recognized cumulative expenditures of $650 million through June 30, 2008. On August 7, 2008, IFC's Board of Directors approved the designation of $450 million for grants to IDA for use by IDA in the form of grants in furtherance of IFC's purpose as stated in its Articles of Agreement, which was noted with approval by IFC's Board of Governors on October 13, 2008. IFC has recorded expenditures for grants to IDA totaling $450 million for the three months ended December 31, 2008 ($0 - three months ended December 31, 2007) and $450 million for the six months ended December 31, 2008 ($0 - six months ended December 31, 2007).

Designated retained earnings at December 31, 2008 and June 30, 2008 are summarized as follows (US$ millions):

	December 31, 2008	June 30, 2008
Advisory services	$ 458	$ 438
Performance-based grants	187	188
Global Infrastructure Project Development Fund	100	100
Micro equity funds for Small and Medium Enterprise development in IDA countries	100	100
Total designated retained earnings	$ 845	$ 826

NOTE J – PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IFC for the three and six months ended December 31, 2008 and 2007 (US$ millions):

	Three months ended December 31,					
	2008			2007		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 17	$ 3	$ 2	$ 16	$ 2	$ 1
Interest cost	27	4	1	23	3	1
Expected return on plan assets	(43)	(4)	-	(42)	(4)	*
Amortization of prior service cost	*	-	-	*	-	*
Amortization of unrecognized net loss	-	*	1	-	*	*
Net periodic pension cost (income)	$ 1	$ 3	$ 4	$ (3)	$ 1	$ 2

*Less than $0.5 million

	Six months ended December 31,					
	2008			2007		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 34	$ 6	$ 3	$ 32	$ 4	$ 2
Interest cost	54	8	2	46	6	2
Expected return on plan assets	(86)	(8)	-	(84)	(8)	-
Amortization of prior service cost	1	-	-	*	-	*
Amortization of unrecognized net loss	-	1	2	-	*	*
Net periodic pension cost (income)	$ 3	$ 7	$ 7	$ (6)	$ 2	$ 4

*Less than $0.5 million

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

At December 31, 2008, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during fiscal year 2009 remained unchanged from that disclosed in the June 30, 2008 consolidated financial statements: $16 million for the SRP and $8 million for the RSBP.

NOTE K – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

NOTE L – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it becomes the primary beneficiary The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

Primary beneficiary

IFC has identified five VIEs in which IFC is deemed to be the primary beneficiary at December 31, 2008.

Two of the VIEs have been consolidated into IFC's condensed consolidated financial statements as of December 31, 2008. All consolidated VIEs are in the Collective investment vehicles sector in the Latin America and Caribbean region.

As a result of the consolidation of the two investments described above, IFC's condensed consolidated balance sheet at December 31, 2008 includes additional assets of $7 million in equity investments ($20 million - June 30, 2008), $0 in receivables and other assets ($1 million - June 30, 2008), and additional liabilities of $5 million in payables and other liabilities ($4 million - June 30, 2008).

Other income during the three months ended December 31, 2008 includes $0 of income from consolidated entities ($3 million - three months ended December 31, 2007) and $2 million during the six months ended December 31, 2008 ($6 million - six months ended December 31, 2007). Other expenses during the three months ended December 31,2008 includes $8 million of expenses from consolidated entities ($1 million - three months ended December 31, 2007) and $16 million during the six months ended December 31, 2008 ($1 million - six months ended December 31, 2007).

The remaining three VIEs in which IFC is deemed to be the primary beneficiary have not been consolidated into IFC's condensed consolidated financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. Based on the most recent financial data available, total net assets of the three entities is $10 million. IFC's net investments in these three entities totals $1 million, and virtually are all in the Primary metals sector in the Asia region.

Significant variable interests

IFC has identified 76 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at December 31, 2008 (49 investments - June 30, 2008). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $8,971 million at December 31, 2008 ($5,136 million - June 30, 2008). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $2,080 million at December 31, 2008 ($1,201 million - June 30, 2008).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The regional and sectoral analysis of IFC's investments in these VIEs at December 31, 2008 is as follows (US$ millions):

	December 31, 2008					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia	$ 486	$ 82	$ 45	$ -	$ -	$ 613
Europe and Central Asia	421	103	-	-	-	524
Latin America and Caribbean	344	113	4	12	5	478
Middle East and North Africa	291	7	-	1	-	299
Sub-Saharan Africa	67	73	-	4	-	144
Other	6	-	16	-	-	22
Total VIE investments	$ 1,615	$ 378	$ 65	$ 17	$ 5	$ 2,080

	December 31, 2008					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Utilities, oil, gas and mining	$ 539	$ 103	$ -	$ 12	$ -	$ 654
Transportation and warehousing	432	-	4	-	5	441
Finance and insurance	158	24	61	4	-	247
Collective investment vehicles	-	184	-	-	-	184
Agriculture and forestry	101	-	-	-	-	101
Construction and real estate	69	10	-	-	-	79
Wholesale and retail trade	75	-	-	-	-	75
Nonmetallic mineral product manufacturing	44	22	-	-	-	66
Industrial & consumer products	58	4	-	-	-	62
Food and beverages	37	14	-	-	-	51
Chemicals	26	13	-	-	-	39
Primary metals	27	-	-	-	-	27
Textiles, apparel and leather	22	2	-	1	-	25
Accommodation and tourism services	21	2	-	-	-	23
Other	6	-	-	-	-	6
Total VIE investments	$ 1,615	$ 378	$ 65	$ 17	$ 5	$ 2,080

NOTE M – THE FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective July, 1, 2007, IFC adopted the SFAS No. 157 and SFAS No. 159. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. SFAS No. 159 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption. SFAS No. 157 and SFAS No.159 are to be applied prospectively. The cumulative effect of remeasuring items for which the Fair Value Option has been elected effective July 1, 2007 has been reported as an adjustment to the July 1, 2007 balance of retained earnings.

The Fair Value Option

Effective July 1, 2007, IFC elected the Fair Value Option for certain borrowings, investments in equity instruments that would otherwise require equity method accounting, investments in equity investments with more than 20% ownership where IFC does not have significant influence and all other financial interests (loans and guarantees) in the entities in which IFC has an equity investment that would otherwise require equity method accounting.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship, a substantial amount of which were previously designated as accounting hedges in accordance with SFAS No. 133. Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply SFAS No. 133's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because earnings volatility is not a concern in those cases.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, SFAS No. 159 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option was also applied to those loans effective July 1, 2007. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

The fair value hierarchy established by SFAS No, 157 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues, money market funds and borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-back securities, as well as the portion of IFC's borrowings not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Included in Level 3 are the majority of equity investments for which IFC has elected the Fair Value Option.

The following table provides the carrying amounts immediately before and after applying the Fair Value Option and SFAS No. 157 and the cumulative adjustment to retained earnings and accumulated other comprehensive income as of July 1, 2007 (US$ millions):

	July 1, 2007		
	Carrying amount prior to adoption	Carrying amount after adoption	Net gain (loss) on adoption
Loans	$ 11,818	$ 11,817	$ (1)
Equity investments accounted for at fair value in accordance with the Fair Value Option	654	938	284
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			2
Borrowings from market sources	(15,817)	(15,667)	150
Cumulative effect of adoption of SFAS No. 159 on retained earnings			$ 435
Equity investments accounted for at fair value as available-for-sale	$ 837	$ 3,762	$ 2,925
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			(2)
Cumulative effect of adoption of SFAS No. 157 on accumulated other comprehensive income			$ 2,923

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables provide information as of December 31, 2008 and June 30, 2008, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by SFAS No. 157, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At December 31, 2008			
	Level 1	Level 2	Level 3	Total
Trading securities	$ 5,745*	$ 7,370	$ 268	$ 13,383
Loans (outstanding principal balance $338)	-	-	251	251
Equity investments	1,285	-	1,103	2,388
Debt securities	-	-	1,405	1,405
Derivative assets	-	2,490	155	2,645
Total assets at fair value	$ 7,030	$ 9,860	$ 3,182	$ 20,072
Borrowings (outstanding principal balance $22,059**)	$ 7,218	$ 13,651	$ -	$ 20,869
Derivative liabilities	-	1,917	-	1,917
Total liabilities at fair value	$ 7,218	$ 15,568	$ -	$ 22,786

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,186 million at December 31, 2008.

** includes discount notes with principal due at maturity of $1,897 million, with a fair value of $1,417 million as of December 31, 2008.

	At June 30, 2008			
	Level 1	Level 2	Level 3	Total
Trading securities	$ 6,171*	$ 5,856	$ 319	$ 12,346
Loans (outstanding principal balance $266)	-	-	248	248
Equity investments	3,315	-	1,387	4,702
Debt securities	-	-	1,620	1,620
Derivative assets	-	1,520	110	1,630
Total assets at fair value	$ 9,486	$ 7,376	$ 3,684	$ 20,546
Borrowings (outstanding principal balance $21,084) **	$ 7,415	$ 12,370	$ -	$ 19,785
Derivative liabilities	-	1,395	13	1,408
Total liabilities at fair value	$ 7,415	$ 13,765	$ 13	$ 21,193

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $387 million at June 30, 2008.

** includes discount notes with principal due at maturity of $1,783 million with a fair value of $1,215 million as of June 30, 2008.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2008 and 2007 (US$ millions):

	Level 3 financial assets and financial liabilities Three and six months ended December 31, 2008					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2008	$ 319	$ 248	$ 1,387	$ 1,620	$ 110	$ (13)
Total (gains) losses (realized and unrealized) for three months ended September 30, 2008 in:						
Net income	(9)	(53)	(2)	(5)	22	7
Other comprehensive income	-	-	(5)	(164)	-	-
Purchases, issuances and settlements, net	(3)	26	30	154	-	-
Transfers in (out) of Level 3	(134)	-	(89)	-	-	-
Balance as of September 30, 2008	**$ 173**	**$ 221**	**$ 1,321**	**$ 1,605**	**$ 132**	**$ (6)**
Total gains (losses) (realized and unrealized) for the three months ended December 31, 2008 in:						
Net income	(67)	(24)	(245)	(68)	23	6
Other comprehensive income	-	-	(17)	(155)	-	-
Purchases, issuances and settlements, net	(3)	54	67	23	-	-
Transfers in (out) of Level 3	165	-	(23)	-	-	-
Balance as of December 31, 2008	**$ 268**	**$ 251**	**$ 1,103**	**$ 1,405**	**$ 155**	**$ -**
For the six months ended December 31, 2008:						
Unrealized (losses) gains included in net income	$ (76)	$ (77)	$ (281)	$ (73)	$ 45	$ 13
Unrealized losses included in other comprehensive income	$ -	$ -	$ (22)	$ (300)	$ -	$ -

	Level 3 financial assets and financial liabilities Three and six months ended December 31, 2007					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2007	$ 6,747	$ 28	$ 1,824	$ 733	$ 60	$ (3)
Total gains (losses) (realized and unrealized) for the three months ended September 30, 2007 in:						
Net income	(23)	2	27	12	(2)	3
Other comprehensive income	-	-	657	28	-	-
Purchases, issuances and settlements, net	(1,259)	(1)	57	379	(29)	-
Balance as of September 30, 2007	**5,465**	**$ 29**	**$ 2,565**	**$ 1,152**	**$ 29**	**$ -**
Total gains (losses) (realized and unrealized) for the three months ended December 31, 2007 in:						
Net income	(66)	-	146	2	37	(12)
Other comprehensive income	-	-	29	10	-	-
Purchases, issuances and settlements, net	(240)	(7)	66	308	29	-
Transfers in (out) of Level 3	36	-	(229)	-	-	-
Balance as of December 31, 2007	**$ 5,195**	**$ 22**	**$ 2,577**	**$ 1,472**	**$ 95**	**$ (12)**
For the six months ended December 31, 2007:						
Unrealized gains included in net income	$ 104	$ 2	$ 124	S -	$ 37	$ (9)
Unrealized gains included in other comprehensive income	$ -	$ -	$ 687	S 74	$ -	$ -

Gains (losses), realized and unrealized, from trading securities, loans, debt securities and equity instruments included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, (loss) income from debt securities and (loss) income from equity investments, respectively.

As of December 31, 2008, equity investments, accounted for at cost, less impairment, with a carrying amount of $1,671 million were written down to their fair value of $1,137 million ($120 million and $96 million - December 31, 2007) pursuant to FSP SFAS No. 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,* resulting in a loss of $534 million, which was included in income from equity investments in the condensed consolidated income statement during the six months ended December 31, 2008 (loss of $24 million - six months ended December 31, 2007). The amount of the write down is based on a Level 3 measure of fair value.

REPORT OF INDEPENDENT ACCOUNTANTS

KPMG

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Report of Independent Accountants

President and Board of Directors
International Finance Corporation:

We have reviewed the condensed consolidated balance sheet of the International Finance Corporation (IFC) as of December 31, 2008, the related condensed consolidated income statements and statements of comprehensive income for the three-month and six-month periods ended December 31, 2008, and the related condensed consolidated statements of changes in capital and cash flows for the six-month period ended December 31, 2008. These condensed consolidated financial statements are the responsibility of the IFC's management.

We conducted our review in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

The consolidated financial statements of the IFC as of and for the year ended June 30, 2008, were audited by other accountants whose report dated August 7, 2008, expressed an unqualified opinion on those consolidated financial statements. Such consolidated financial statements were not audited by us and accordingly, we do not express an opinion or any form of assurance on the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2008. Additionally, the related condensed consolidated income statements and statements of comprehensive income for the three-month and six-month periods ended December 31, 2007, and the related condensed consolidated statements of changes in capital and cash flows for the six-month period ended December 31, 2007, were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance on them.

KPMG LLP

Washington, DC
February 13, 2009

END